UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.       )
Emulex Corporation
(Name of Subject Company (Issuer))
Broadcom Corporation
(Name of Filing Persons (Offerors))
Common Stock, par value $0.10 per share
(Title of Class of Securities)
292475209
(CUSIP Number of Class of Securities)
Arthur Chong, Esq.
Senior Vice President, General Counsel and Secretary
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
(949) 926-5000
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
Copies to:
Kenton J. King, Esq.
Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301
(650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable
☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Broadcom Offers to Acquire Emulex for $9.25 in Cash
Represents 40% Premium to Emulex’s Closing Share Price on April 20, 2009
Accelerates Development of Converged Network Solution for Customers
Significant Experience in Acquiring Companies; Highly Achievable Integration
IRVINE, Calif., April 21 /PRNewswire-FirstCall/ — Broadcom Corporation (Nasdaq: BRCM) today announced that it has made a proposal to the Emulex Corporation (NYSE: ELX) Board of Directors to acquire all the outstanding shares of Emulex common stock for $9.25 per share in cash, representing a total equity value of approximately $764 million. The offer represents a 40 percent premium above the closing price of Emulex common stock on April 20, 2009, a 62 percent premium to trailing 30 day average price per share and an approximately 85 percent premium to enterprise value.
Broadcom believes that its leadership in Ethernet networking, together with Emulex’s deep expertise in Fibre Channel storage networking, will enable the combined company to accelerate the development of converged solutions for enterprise networks.
This combination offers compelling benefits to shareholders, customers and employees of both companies:
•	Accelerates vision of network conversion which promises significant benefits to customers and the industry.

•	Creates significant shareholder value for both companies:
o	Emulex shareholders will receive a substantial premium to the current value of their shares and immediate value, in cash, for their equity stake in Emulex.

o	Broadcom expects the acquisition of Emulex will be accretive to earnings per share in 2010.(1)

o	Broadcom expects to increase both companies’ revenue growth through an improved ability to innovate next-generation solutions for customers of both companies, as well as broadening the distribution channels for each company’s products.

o	Broadcom’s cash offer will be funded from its approximately $2.0 billion of existing cash and marketable securities on hand, with the fundamentals of Broadcom’s capital position remaining strong.
Scott A. McGregor, President and Chief Executive Officer of Broadcom, said, “This combination is strategically compelling and provides significant value to the shareholders of both companies. Broadcom has long and successful experience, through over 40 transactions, of integrating companies into Broadcom, so this is a highly achievable proposal to deliver value to customers and employees of both companies.
“A combination of Broadcom and Emulex addresses our customers’ growing need to apply the economics of Ethernet to the Fibre Channel storage space to achieve low-cost network converged solutions,” Mr. McGregor added. “The logical evolution of the enterprise network is for a transition to a converged fabric architecture that incorporates a broad array of technologies. Our combined entity can be a one-stop shop for key networking and storage technologies for the enterprise and for our industry. Our preference is to proceed in a friendly, collaborative manner, and we hope that Emulex’s Board will see the merits of this combination and appreciate the substantial value being offered to its shareholders.”
The combination of Broadcom and Emulex is highly complementary, with little customer or product overlap and compatible workforces. Both companies have highly-skilled engineering employees with expertise in different product areas. Emulex’s employees would benefit from the ability to utilize Broadcom’s vast intellectual property, engineering resources and substantial R&D scale. Broadcom’s employees would benefit from Emulex’s strong position and expertise within the storage market for host bus adapters and diversified channels.
Broadcom expects the operational integration of Broadcom and Emulex to be highly achievable, given the complementary nature of the companies’ businesses. Both companies are headquartered in Orange County, CA.
Today, Mr. McGregor sent a letter to Emulex’s Board of Directors outlining the proposal, with the goal of moving rapidly to the negotiation and closing of a transaction. Below is the text of the letter that Broadcom sent to Emulex’s Board of Directors:
April 21, 2009
The Board of Directors of Emulex Corporation
c/o Paul F. Folino
Executive Chairman of the Board of Directors
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626
Dear Paul:

I am writing on behalf of the Board of Directors of Broadcom Corporation to propose that Broadcom acquire all of the outstanding shares of Emulex common stock for $9.25 per share, payable in cash. Our proposal is not subject to any financing condition. We are confident that if we are given the opportunity to engage directly with Emulex we will be able to negotiate a mutually acceptable merger agreement, which we believe we would be able to complete expeditiously.
Significant Premium Without Risk
Our proposal provides an opportunity for Emulex shareholders to receive an immediate and substantial cash premium that offers an attractive and highly certain outcome for their investment. Importantly, our offer reflects a material premium to Emulex’s trading values over recent months, an attractive premium to the April 20th closing price despite the recent run up in value, and a significant premium to analyst estimates of shareholder value that Emulex could expect to create on its own. Specifically, our proposal offers Emulex shareholders the following premiums:
•	40% to April 20th closing price

•	62% to the average closing price for the last 30 trading days

•	Approximately 85% to Enterprise Value*

•	42% to the Median Analyst 12 Month Price Target
* Enterprise Value = Market Equity Value + Debt – Cash & Equivalents
Given Emulex’s substantial net cash and cash equivalents balance and its obvious contribution to your overall equity value per share, approximately $3.46 per share, we think that your investors will find the Enterprise Value premium we are offering, approximately 85%, particularly persuasive. Indeed, by any relevant financial measure — premiums, trading multiples, operating cash flow, or analyst target prices — this all-cash proposal represents a compelling and unique opportunity for Emulex shareholders to realize attractive value now.
Complementary Networking Solutions Create Compelling Strategic Rationale
As you know, we have believed for some time that a combination of our two companies would benefit both companies’ shareholders and the customers we serve. With that strategic opportunity to meet the needs of the market in mind, we sought to engage you and your Board of Directors in discussions in late December regarding a potential combination of Emulex with Broadcom. We were disappointed when, in early January, you responded that the company was not for sale and abruptly cut off the possibility of further discussions. Even more troubling was the fact that merely one week after that communication, you took actions clearly designed to thwart the ability of your shareholders to receive a premium for their shares. These included adopting a “poison-pill” and amending your bylaws. It is difficult for us to understand why Emulex’s Board of Directors has not been open to consideration of a combination of our respective companies. We would much prefer to have engaged in mutual and constructive discussions with you. However this opportunity is in our view so compelling we now feel we must share our proposal publicly with your shareholders.
Our proposal to combine Broadcom and Emulex will not only provide significant benefits to Emulex shareholders, but also to Emulex’s customers, many of whom we share in common. The architecture of data centers is evolving rapidly, and customers’ desire for system consolidation is driving the need for converged networking solutions where multiple traffic types — such as network, storage and clustering — are all carried over a single network infrastructure. These converged networking solutions promise to enable end users to reduce the overall number of NICs, cables and switch ports required to run their networks, which in turn lowers overall costs, power and cooling requirements, and reduces the time and expense spent supporting and maintaining multiple distinct networks. In the future, the convergence of Fibre Channel and Ethernet “FCoE” will be offered through a single chip solution inside Servers and Switches. Customers will demand from their suppliers advanced chip technology and supply chain scale and reliability which is not an area of strength for Emulex. Broadcom brings tremendous value in advanced chip technology and supply chain scale and reliability to Emulex’s products — and customers.
If we seize the opportunity to combine Broadcom’s deep expertise and leadership in Ethernet networking and fabless SoC development with Emulex’s similarly impressive expertise and leadership in Fibre Channel storage networking these complementary strengths will enable our combined company to accelerate the development and adoption of the converged networking solutions that represent the future.
Enhances Ability to Innovate and Encourage Product Development
In addition to the development of exciting new converged networking solutions, there are substantial opportunities for this transaction to strengthen Emulex’s existing businesses given our complementary customer profiles and the potential to enhance operational and supply chain scale. We believe the proposed combination would enable us to offer our customers a more complete product portfolio, while enabling Emulex to penetrate business segments where it has historically underperformed. We are particularly excited by the value our combined company will bring to the growing blade server segment, in which Broadcom has a demonstrated track record of innovation and reliable supply to many of the leading OEMs. The combination also will allow us to dedicate more resources to product development and customer support than either company could do separately.
In short, we are confident the innovative integration of our respective technical capabilities will be a winning proposition for our customers — driving a broader set of offerings for the customers of both companies, including better support, lower costs and higher performance solutions.
Just as our combination will offer exciting and tangible benefits for customers, we also believe that a combination will be a rewarding opportunity for Emulex’s employees. We have a great deal of respect for the technical achievements of the Emulex team, and believe the continued motivation and productivity of Emulex’s employees is critical to our combined success. Broadcom has a culture rich in innovation, high quality execution, and a willingness to invest aggressively in the development of new technologies — all of which spell opportunity for the employees of a combined company to do great things. In addition, because our companies’ respective headquarters are located only a few miles from each other in Orange County, California, we hope and expect that we will be able to integrate our teams rapidly and foster a high degree of collaboration and interaction from the very start. It would be our clear intent to strive for continued technological leadership and superior customer service after our two companies are combined.

To move forward quickly, we have retained Banc of America Securities as our financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as our legal advisor, which, alongside our senior management team, have already completed extensive analysis and due diligence based on publicly available information. Broadcom has a well-established record as an acquiror, having completed more than forty such transactions over the past decade.
We understand your role as directors and your responsibility to act in the best interests of the Emulex shareholders in reviewing and making a recommendation with respect to our proposal and hope you will not take any further actions that would destroy shareholder value or otherwise impede your shareholders’ ability to approve and consummate a transaction. To that end, we are today commencing an action in the Delaware Court of Chancery against Emulex and its Board of Directors to declare invalid that portion of Section 6.4 of Emulex’s recently amended Bylaws that imposes the requirement that the Bylaws may not be altered, amended or repealed by the stockholders without the vote or written consent of 66-2/3% of the outstanding shares. We will also ask the Court of Chancery to enjoin enforcement of that provision as well as any improper actions to impede this proposal or Broadcom’s efforts to acquire control of Emulex.
Of course, our strong preference would be to proceed in a friendly, constructive way to make this exceptional opportunity a reality as soon as possible. After you have had a chance to consider our proposal with your advisors, we would welcome the opportunity to discuss it with you. But please note that regardless of whether you engage with us, we are prepared to submit our proposal directly to Emulex’s stockholders for their approval.
This matter has the highest priority for Broadcom. I look forward to a positive response from you shortly.
Sincerely yours,
Scott A. McGregor
President and Chief Executive Officer
(1) Does not include any purchase accounting related adjustments and fair value measurements.
About Broadcom
Broadcom Corporation is a major technology innovator and global leader in semiconductors for wired and wireless communications. Broadcom® products enable the delivery of voice, video, data and multimedia to and throughout the home, the office and the mobile environment. We provide the industry’s broadest portfolio of state-of-the-art system-on-a-chip and software solutions to manufacturers of computing and networking equipment, digital entertainment and broadband access products, and mobile devices. These solutions support our core mission: Connecting everything®.
Broadcom is one of the world’s largest fabless semiconductor companies, with 2008 revenue of $4.66 billion, holds over 3,300 U.S. and over 1,300 foreign patents, and has more than 7,500 additional pending patent applications, and one of the broadest intellectual property portfolios addressing both wired and wireless transmission of voice, video, data and multimedia.

Broadcom is headquartered in Irvine, Calif., and has offices and research facilities in North America, Asia and Europe. Broadcom may be contacted at +1.949.926.5000 or at www.broadcom.com
This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Emulex Corporation has commenced at this time. In connection with the proposed transaction, Broadcom may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of Emulex. INVESTORS AND SECURITY HOLDERS OF EMULEX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the Web site maintained by the SEC at http://www.sec.gov.
In connection with the proposed transaction, Broadcom may file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). Any definitive proxy statement will be mailed to shareholders of Emulex. INVESTORS AND SECURITY HOLDERS OF EMULEX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the Web site maintained by the SEC at http://www.sec.gov.
Broadcom and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Broadcom’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 30, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement and other relevant materials to be filed with the SEC when they become available.
All statements included or incorporated by reference in this release other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words.
These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that Broadcom will not pursue a transaction with Emulex and the risk factors discussed in our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. The forward-looking statements in this release speak only as of this date. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.
Broadcom ®, the pulse logo, Connecting everything ®, and the Connecting everything logo are among the trademarks of Broadcom and/or its affiliates in the United States, certain other countries and/or the EU. Any other trademarks or trade names mentioned are the property of their respective owners.
Broadcom Business Press Contact
Bill Blanning
Vice President, Global Media Relations
949-926-5555
blanning@broadcom.com
Broadcom Financial Analyst Contact
T. Peter Andrew
Vice President, Corporate Communications
949-926-5663
andrewtp@broadcom.com
CONTACT: Business Press, Bill Blanning, Vice President, Global Media Relations, +1-949-926-5555, blanning@broadcom.com, or Financial Analysts, T. Peter Andrew, Vice President, Corporate Communications, +1-949-926-5663, andrewtp@broadcom.com, both of Broadcom Corporation